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03013455

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
[redacted]
PART III

SEC FILE NUMBER
8-45570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nexcore Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5850 Oberlin Drive, Suite 215
(No. and Street)

San Diego, CA 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay S. Potter 858-658-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Feitelberg & Company
(Name – *if individual, state last, first, middle name*)

11999 San Vicente Blvd., Suite 300, Los Angeles, CA 90049
(Address) (City) (State) (Zip Code)

FEB 28 2003
207

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Stern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nexcore Capital, Inc., as of December 31, 2002 XXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH HANCUFF
Commission # 1321546
Notary Public - California
San Diego County
My Comm. Expires Sep 21, 2005

Notary Public

Signature

Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X Independent Auditors Report on Internal Accounting Control
- X Statement of Cash Flow

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

11999
San Vicente Boulevard
Suite 300
Los Angeles
California 90049-5042

Telephone 310.476.3828
Facsimile 310.476.2651

Feitelberg & Company

Certified Public Accountants

Board of Directors and Shareholders
Nexcore Capital, Inc.
San Diego, California

We have audited the financial statements of Nexcore Capital, Inc., for the year ended December 31, 2002, and have issued our report thereon dated February 6, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Nexcore Capital, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in mailing the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements of prompt payment for securities under section 8 of regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Nexcore Capital, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Feitelberg & Company

February 6, 2003

NEXCORE CAPITAL, INC.

Financial Statements
for the Years ended
December 31, 2002 and 2001
and
Independent Auditors' Report

11999
San Vicente Boulevard
Suite 300
Los Angeles
California 90049-5042

Telephone 310.476.3828
Facsimile 310.476.2651

Feitelberg & Company

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Nexcore Capital, Inc.
San Diego, California

We have audited the accompanying balance sheets of Nexcore Capital, Inc. (the Company), as of December 31, 2002 and 2001 and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nexcore Capital, Inc. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Feitelberg & Company

February 6, 2003

NEXCORE CAPITAL, INC.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash	$ 49,874	$ 37,681
Commissions receivable	35,720	6,340
Marketable securities - market value	3,725	9,035
Prepaid expenses	7,959	9,954
Prepaid income taxes (Note 4)	4,047	
Prepaid payroll taxes	2,235	
Deposits with clearing organization	2,500	2,500
Advances to employees	7,210	3,149
Due from affiliates (Note 5)	656	3,909
Total Assets	$ 113,926	$ 72,568

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
Accounts payable	$ 4,116	$ 587
Due to affiliates (Note 5)	10,184	21,350
Payroll taxes payable	3,673	723
Deferred income taxes payable (Note 4)	6,303	6,690
Income taxes payable (Note 4)		1,466
Commissions payable	45,021	8,054
Total Liabilities	69,297	38,870
Common stock, 10,000 shares authorized, issued and outstanding	27,750	27,750
Additional paid-in capital	24,200	24,200
Accumulated deficit	(7,321)	(18,252)
Total Shareholders' Equity (Note 3)	44,629	33,698
Total Liabilities and Shareholders' Equity	$ 113,926	$ 72,568

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues:		
Commission income	$ 498,873	$ 900,936
Trade ticket charges	10,002	32,442
Due diligence	36,235	197,272
Underwriting fees	51,006	117,225
Management fees	8,250	
Other income	1,800	3,300
Interest income	70	1,038
Total Revenues	606,236	1,252,213
Cost of Revenues:		
Commission expense	332,277	638,369
Payroll taxes	21,834	32,390
Clearing costs	15,013	29,616
Total Cost of Revenues	369,124	700,375
Gross Margin	237,112	551,838
Operating Expenses:		
Administrative fees (Note 5)	17,000	107,020
Accounting costs (Note 5)	47,219	77,350
Telephone (Note 5)	29,130	34,049
Postage (Note 5)	11,935	31,320
Management fees (Note 5)	15,800	31,244
Promotional (Note 5)	14,517	18,635
Rent (Note 5)	11,500	8,400
Registration	13,477	14,298
Printing (Note 5)	10,027	9,863
Professional fees (Note 5)	9,600	15,680
Outside services (Note 5)	7,980	37,353
Data access fees	2,009	24,346
Miscellaneous	238	16,120
Legal settlement		21,000
Office payroll	9,186	21,315

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(Continued)

	2002	2001
Legal fees	$ 4,131	$ 10,989
Professional fees - accounting	5,350	6,000
Insurance	4,288	6,854
Seminars	2,673	3,710
Entertainment	2,407	2,147
Office supplies (Note 5)	2,049	9,488
NASD fees	1,751	1,380
Equipment rental (Note 5)	1,100	670
Travel (Note 5)	705	2,115
Taxes & licenses	360	442
Dues and subscriptions	449	2,188
Bank charges	431	381
Arbitration fees		7,651
Depreciation		2,620
Recruiting costs		195
Janitorial (Note 5)		520
Finance charges	57	436
Interest expense	61	62
	225,430	525,841
Other (income) expense:		
Miscellaneous income	(2,000)	
Gain on sale of securities	(952)	
Unrealized (gain) loss on securities	1,170	8,065
Total other (income) expense	(1,782)	8,065
Income before provision for income taxes	13,464	17,932
Provision for income taxes (Note 4)	2,533	12,706
Net income	$ 10,931	$ 5,226
Earnings per share of common stock (Note 6)	$ 1.09	$ 0.52

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid-In Capital	Accumulated Deficit
Balance at January 1, 2001	$ 27,750	$ 24,200	($ 23,478)
Net income			5,226
Balance at December 31, 2001	$ 27,750	$ 24,200	($ 18,252)
Net income			10,931
Balance at December 31, 2002	$ 27,750	$ 24,200	($ 7,321)

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
Increase (Decrease) in Cash

	2002	2001
Cash flows from operating activities:		
Net income	$ 10,931	$ 5,226
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		2,620
Gain on sale of marketable securities	(952)	
Unrealized loss marketable securities	1,170	8,065
(Increase) decrease in:		
Commissions receivable	(29,380)	36,429
Advances to employees	(4,061)	2,351
Due from brokers		5,477
Due from affiliates	3,253	(3,236)
Prepaid expenses	1,995	(3,409)
Prepaid income taxes	(4,047)	
Prepaid payroll taxes	(2,235)	
Increase (decrease) in:		
Accounts payable	3,529	(8,679)
Accrued expenses		(4,500)
Due to affiliates	(11,166)	20,100
Payroll taxes payable	2,950	(413)
Medical premiums payable		(172)
Deferred income taxes payable	(387)	781
Income taxes payable	(1,466)	1,466
Commissions payable	36,967	(20,654)
Total adjustments	(3,830)	36,226
Net cash provided by operating activities	7,101	41,452

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
Increase (Decrease) in Cash

	2002	2001
Cash flows from investing activities:		
Purchase of computer equipment	$ -	($ 16,527)
Proceeds from sale of computer equipment		18,850
Proceeds from sale of marketable securities	5,092	
Net cash provided by investing activities	5,092	2,323
Cash flows from financing activities:		
Payoff of shareholder loans	-	(54,000)
Net cash used in financing activities	-	(54,000)
Net increase (decrease) in cash	12,193	(10,225)
Cash at beginning of period	37,681	47,906
Cash at end of period	$ 49,874	$ 37,681

	2002	2001
Supplemental disclosure of cash flow information:		
Taxes paid during the year	$ 7,216	$ 14,900

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

Note 1 - Organization and Operations

Nexcore Capital, Inc. (the Company) was incorporated on July 19, 1989 to engage in general securities brokerage and as a dealer in direct participation of private placements. The Company became effective with the NASD on February 2, 1994. On September 30, 1996, the Company's controlling interest was purchased and its corporate name changed from Metropol, Inc. to Nexcore Capital, Inc.

Note 2 - Significant Accounting Policies

Commissions - Commission income is recorded on a trade date basis.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined on the difference between the financial statement and the tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for federal and California income tax reporting purposes.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - The Company considers all cash amounts due from depository institutions, interest-bearing deposits in banks and money market accounts to be cash equivalents.

Comprehensive Income - Effective January 1, 2000, the Company adopted SFAS No. 130 “Reporting Comprehensive Income.” The statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income to be disclosed in the financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources. For the years ended December 31, 2002 and 2001, the Company had no items required to be recognized under accounting standards as components of comprehensive income.

Note 2 - Significant Accounting Policies (continued)

Accounting for Derivative Instruments and Hedging Activities: Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and Statement of Financial Accounting Standards No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (SFAS 138). The new standards require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the value of these derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity thus adoption of SFAS 133 and SFAS 138 had no impact on operating results or financial position.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002 and 2001, the Company had net capital of $ 11,579 and $ 15,000, respectively, which was $ 6,579 and $ 10,000 in excess of its required capital of $ 5,000 for 2002 and 2001.

Note 4 - Income Taxes

The provision for income tax for the years ended December 31, 2002 and 2001 consisted of the following:

	2002			2001		
	Federal	State	Total	Federal	State	Total
Current:	$ 1,853	$ 1,316	$ 3,169	$ 3,482	$ 2,534	$ 6,016
Deferred taxes	(617)	(19)	(636)	5,295	1,395	6,690
	$ 1,236	$ 1,297	$ 2,533	$ 8,777	$ 3,929	$ 12,706

The Company had prepaid income taxes of $ 4,047 at December 31, 2002 and income taxes payable of $1,466 at December 31, 2001.

Note 4 - Income Taxes (continued)

Deferred tax liabilities at December 31 consisted of the following:

	2002	2001
Deferred Tax Liabilities:		
Unrealized loss on securities	$ 6,106	$ 6,054
California franchise taxes	197	380
Entertainment		256
Total Deferred Tax Liabilities	$ 6,303	$ 6,690

Note 5 - Related party transactions

Payments for telephone, rental and other overhead expenses were made by related entities, Fulcrum Enterprises, a California corporation, Integra Management, Inc., a California corporation and Continental Pacific Petroleum, a Delaware corporation, owned by the shareholders of Nexcore Capital, Inc. The Company expensed or accrued payments to Integra Management, Inc. for various expenses as follows:

	2002	2001
Administrative fees	$ 17,000	$ 107,020
Accounting costs	47,220	77,350
Management fees	15,800	31,244
Telephone	29,100	34,384
Postage	5,400	31,097
Printing	10,100	9,863
Office supplies	2,300	8,861
Rent	11,500	8,400
Temp services	1,000	7,563
Express mail services	5,850	
Advertising	2,400	
Computer expense	600	
Promotional	600	1,352
Equipment rental	1,100	670
Travel	700	
Janitorial		520
Total	$ 150,670	$ 318,324

Note 5 - Related party transactions (continued)

As of December 31, 2002 and 2001, the Company owed Integra $ 10,000 and $ 21,350, respectively, in unpaid reimbursements for expenses.

In addition under the terms of a private placement memorandum for a related company, Puronyx, Inc., Integra was entitled to receive an administrative fee reimbursement for up to 2 % of the funds raised by Nexcore for Puronyx. Nexcore paid Integra Management, Inc. $ 6,050 and $ 29,790 during 2002 and 2001, respectively, for this administrative fee reimbursement.

Due diligence fees and underwriting fees received from various related entities were as follows:

	2002	2001
Sterling Energy Resources, Inc.	$ 68,910	$ 293,062
Swift Funding, Inc.		1,125
FiCore Funding, Inc.	13,305	20,310
Total	$ 82,215	$ 314,497

As of December 31, 2002 and 2001, $ 3,335 and $ 3,909 in due diligence and underwriting fees were owed to the Company from these related entities. Various related entities owed the Company $656 and $3,909 in expense reimbursements as of December 31, 2002 and 2001, respectively.

The company paid to the former President of Metropol, Inc. a total of $ 9,600 and $ 15,000 in 2002 and 2001, respectively, for services rendered as a financial consultant.

Note 6 - Earnings per Share

Earnings per share of common stock was computed by dividing net income by the weighted average of common shares outstanding for the years ended December 31, 2002 and 2001 (10,000 shares). There were no dividends paid during 2002 and 2001.

SCHEDULE I

NEXCORE CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL:	
Total shareholders' equity	$ 44,629
Less: Non-allowable assets	
Prepaid expenses	7,959
Prepaid income taxes	6,282
Advances to employees	7,210
Due from affiliates	656
Gross profit on commissions receivable	10,384
Total shareholders' equity qualified for net capital	$ 12,138
Less: Haircut on securities held	559
Net Capital	$ 11,579
AGGREGATE INDEBTEDNESS:	
Items included in balance sheet	
Accounts payable	4,116
Due to affiliates	10,184
Payroll taxes payable	3,673
Deferred income taxes payable	6,303
Commissions payable	$ 45,021
Total Aggregate indebtedness	$ 69,297
Aggregate indebtedness to net capital	5.98 to 1.00
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required 6 2/3 % of aggregate indebtedness	$ 4,619
Minimum dollar net capital required	5,000
Net capital required (greater of above amounts)	5,000
Net capital in excess of minimum requirement	$ 6,579

SCHEDULE I

NEXCORE CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002
(Continued)

RECONCILIATION WITH COMPANY'S COMPUTATION:

(included in Part II of Form X-17A-5 as of December 31, 2002)
Net capital, as reported in Company's Part II (Unaudited)

FOCUS report	$ 10,943
Net audit adjustments	636
Net capital per above	$ 11,579

SCHEDULE II

NEXCORE CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2002

Nexcore Capital, Inc. relies on Section K(2)(ii) of Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.